Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
Tel: (908) 559-1629
Fax: (908) 766-5725
robert.barish@verizon.com

May 20, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
File No. 1-08606

Dear Mr. Spirgel:

We have received your comment letter dated April 13, 2009, and the following represents our response to your comments. For your ease of reference, we have included your comments below and have provided our responses after each comment.

In several cases we have responded to your comments in whole or in part by including disclosure in Verizon Communications Inc.’s (“Verizon” or “the Company”) Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “2009 10-Q”). In each case in which we have provided such disclosure, we will continue to do so in applicable future filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1. Your ability to raise capital may be impacted by the Alltel merger, current credit ratings after credit downgrades, and debt covenants. With a realistic evaluation of your current financial situation, please discuss how the following items may impact current and future results:

•	changes in credit lines and credit availability;

•	parties with which you have credit lines;
•	whether existing credit lines have matured or been called;
•	whether backup credit lines remain available; and,
•	goodwill and license impairments.

Please provide us with your proposed disclosures.

In response to the Staff comment, the Company included the following disclosure in the 2009 10-Q in Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) under the heading “Consolidated Financial Condition”:

The recent disruption in the global financial markets has affected some of the financial institutions with which we do business. A continued sustained decline in the stability of financial institutions could affect our access to financing. In addition, if the national or global economy or credit market conditions in general were to deteriorate further, it is possible that such changes could adversely affect our cash flows through increased interest costs or our ability to obtain external financing or to refinance our existing indebtedness.

The Company also included the following disclosure in the 2009 10-Q in the MD&A under the heading “Consolidated Financial Condition – Cash Flows Used in Financing Activities”:

As of March 31, 2009, we had a $6 billion, 3-year credit facility with a syndicate of lenders that was scheduled to mature in September 2009. On that date, the unused borrowing capacity under the facility was approximately $5.6 billion. On April 15, 2009, we terminated all commitments under the 3-year credit facility and entered into a new $5.3 billion, 364-day credit facility with a group of major financial institutions.

On its effective date, approximately $0.2 billion of stand-by letters of credit were issued under the new credit facility. The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. The credit facility contains provisions that permit us to convert any borrowings that are outstanding at maturity to a term loan with a maturity date of one year from the original maturity date of the credit facility. We intend to use the credit facility to support the issuance of commercial paper, for the issuance of letters of credit and for general corporate purposes.

In December 2008, the Company entered into a $0.2 billion vendor-provided credit facility. In January 2009, the Company borrowed the entire $0.2 billion available under this facility.

The Company advises the Staff that there are 19 lenders in the syndicate for our April 15, 2009 credit facility. Each of these lenders have been accorded high ratings by nationally recognized primary rating agencies. These lenders are permitted to sell or assign their loan commitments to new lenders and, as a result, the lender group may change during the term of the facility. As a result, the Company believes that disclosure of the identities of the lenders could be confusing and is not material to an understanding of the availability of credit under the credit facility.

The Company also advises the Staff that it addressed financing risks in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) in the risk factor entitled “Adverse changes in the credit markets could increase our borrowing costs and the availability of financing.” For the Company’s response related to goodwill and license impairments please refer to the Company’s response to Comment 14.

2. Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009. Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

•	Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determines that it is not reasonably likely to occur, no disclosure is required; and,

•

If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur. Please note that “reasonably likely” is a lower threshold than “more likely than not” but a higher threshold than “remote.” The concept of “reasonably likely” is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your discussion as well:

•	The impact of changes in customer services and plans;
•	Further reductions in traditional wireline business;
•	The cost of implementing FiOS as well as other critical strategic moves;
•	Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
•	If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
•

To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

Please provide us with your proposed disclosures.

In response to the Staff comment, the Company will include a section on trends in the MD&A in its Annual Report on Form 10-K for the year ending December 31, 2009 (the “2009 10-K”) and in applicable future filings. Set forth below is the section on trends drafted based on information available to the Company as of December 31, 2008:

Trends

We expect that competition within the telecommunications industry will continue to intensify with traditional, non-traditional and emerging service providers seeking increased market share. In recent years, we have experienced continuing access line losses as customers have disconnected both primary and secondary lines and switched to alternative technologies, such as wireless, VoIP and cable for voice and data services. If the current economic recession continues or deepens, we may experience further declines in our Wireline business. We may also experience a decline in demand for some of our other products and services as consumers reduce discretionary spending and seek lower-cost alternatives.

Despite this challenging environment, we expect that aspects of our business will continue to grow by providing superior network reliability as we continue to offer innovative product bundles that include high-speed Internet access, digital television and local and long distance voice services, and offering more robust IP products and services. We will continue to focus on cost efficiencies to offset any adverse impacts from unfavorable economic conditions.

We believe that our networks differentiate us from our competitors, enabling us to provide enhanced communications experiences to our customers. We believe our focus on the fundamentals of running a good business, including operating excellence and financial discipline, give us the ability to plan and manage through changing economic conditions. We will continue to invest for growth, which we believe is the key to creating value for our shareowners.

The Company will provide trends information in its applicable future filings for current developments at the time of filing, such as the information noted in the response to Comment 3.

3. Discuss your plans, if any, to sell off either your remaining or a portion of your wireline business after your spin off of Spinco.

The Company advises the Staff that on May 13, 2009, the Company entered into definitive agreements with Frontier Communications Corporation (“Frontier”) pursuant to which Frontier will become the owner of the Company’s local exchange and related business assets in predominantly rural areas in 14 states. The assets are located in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and also include a small number of exchanges in California, including those bordering Arizona, Nevada and Oregon. Consummation of the transactions contemplated in the agreements is subject to customary closing conditions. The Company does not currently have plans to divest its remaining switched or special access lines.

Profitability Improvement

4. Please provide a range for your capital expenditures for 2009 by project including those that you may decide to delay to a future period. Disclose the nature and amounts of your discretionary and non-discretionary capital expenditures. Also discuss why you expect 2009 capital expenditures to be lower than 2008. Include in your discussion how the “greater economies of scale and the rationalization of network assets” will contribute to your lower 2009 capital expenditures. Please provide us with your proposed disclosures.

The Company advises the Staff that its 2009 capital program includes capital to fund the introduction of advanced networks and services, including FiOS and our wireless LTE network, the continued expansion of our core networks, including our IP and wireless EVDO networks, integration activities, maintenance and support for our legacy voice networks and other expenditures. The amount and the timing of the Company’s capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside the Company’s control, including, for example, accelerations or delays in obtaining franchises or material weather events. Because the Company is not subject to any agreement or group of agreements that would require material capital expenditures by the Company on a designated schedule or upon the occurrence of designated events, and due to the inherent unpredictability in the timing and amount of the Company’s capital expenditures, the Company does not believe that a categorization of capital expenditures as discretionary or non-discretionary would be meaningful to investors. The Company believes that it has sufficient discretion over the amount and timing of its capital expenditures on a Company-wide basis that it can reasonably expect to have lower capital expenditures in 2009 than 2008, exclusive of those related to the integration of Alltel Corporation.

The Company advises the Staff that the reference to lower capital expenditures as a result of “greater economies of scale and the rationalization of network assets” was made with respect to “overall combined capital expenditures” of the Company and the former Alltel Corporation. The Company expects that after the integration of the Alltel network it will incur lower capital expenditures than it and Alltel Corporation would have incurred separately due to the potential achievement of greater volume discounts from vendors based on the combined purchasing amounts, as well as the elimination of the purchasing of duplicate network assets in the combined coverage areas.

Consolidated and Segment Result of Operations

5. Your discussion regarding results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. You should address the underlying reasons for changes in the price versus volume mix. For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in the MD&A should not stop once it identifies the price and volume components. In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely state that the increase in revenues and costs of revenues is due to a significant acquisition. Rather, the contribution of the recent acquisition to total revenues should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed. Provide us with your proposed disclosures.

In response to the Staff’s comment, the Company has included disclosure of the underlying reasons for its changes in Results of Operations in the MD&A in the 2009 10-Q. Examples of the disclosures included are:

•	The Company included tables for certain metrics that were previously described in narrative format.
•

For Domestic Wireless, the Company described the effects of the Alltel acquisition on the results of operations, as well as additional contributing factors in the pre-existing business. In addition to the acquisition, the Company explained the effects of the growth from data services on service revenues. The Company also explained that the increase in equipment sales was due to an increase in the volume sold, offset by a decrease in the average revenue per unit driven in part by recent promotions. The Company also explained the effect of churn during the period, including the effect of the current economic conditions on the number of disconnections.

•

For Wireline, the Company explained the growth in Mass Markets revenues due to the increase in customers as a result of the availability of FiOS services, along with the decline in local exchange revenues as a result of switched access line losses due to competition and technology substitution. The Company also explained the factors contributing to the decline in Global Enterprise revenues, including decreased usage of the network, competitive rate pressures, the decline in specific product line revenues due to customers substituting these products for newer IP products and services, as well as effects of foreign exchange rates. The Company explained the decline in Global Wholesale revenues as a result of declines in network usage as measured by minutes of use and the volume of access lines, as well as the impact of foreign exchange rates.

Provision for Income Taxes

6. Please discuss in detail the reasons for the effective tax rates for the years presented, including but not limited to, why the state income tax rate was higher in 2007 and the greater benefit from foreign operations in 2006. Please discuss here and in trends what you project the effective tax rate to be for 2009. Please provide us with your proposed disclosures.

In response to the Staff comment, the Company will include disclosure in the 2009 10-K and in applicable future filings consistent with that requested by the Staff. As an example, set forth below is the section entitled “Provision for Income Taxes” from the Company’s MD&A included in the 2008 10-K marked to reflect the Company’s proposed disclosure:

The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before the provision for income taxes. The effective income tax rate in 2008 was lower than 2007 primarily due to recording $610 million of foreign and domestic taxes and expenses in 2007 specifically relating to our share of Vodafone Omnitel’s distributable earnings. This expense, which increased the effective tax rate by 5.9% in 2007 compared to both 2006 and 2008, was primarily comprised of $300 million of Italian withholding taxes and $260 million of U.S. federal income taxes. Verizon received net distributions from Vodafone Omnitel in April 2008 and December 2007 of approximately $670 million and $2,100 million, respectively.

The effective income tax rate in 2007 compared to 2006 was higher primarily due to taxes recorded in 2007 related to distributions from Vodafone Omnitel as discussed above. The 2007 rate was also increased due to higher state taxes in 2007 and 2008 as compared to 2006, as well as greater benefits from foreign operations in 2006 compared to 2007. The state income tax rate in 2007 and 2008 was higher than in 2006 due primarily to greater earnings at Cellco Partnership, doing business as Verizon Wireless (“Verizon Wireless”), apportioned to states with higher state income tax rates than the remainder of the Company’s operations. In addition, overall state income taxes in 2006 were reduced by benefits related to the spin-off of Verizon Information Services and unitary state taxes recorded during the year. These increases were partially offset by lower expenses recorded for unrecognized tax benefits in 2007 as compared to 2006. The Company’s effective tax rate in 2006 was also positively impacted by the lower tax rate applicable to earnings from its investments in unconsolidated businesses. Specifically, the Company disposed of its interest in CANTV in the second quarter of 2007 and, as a result, the positive impact of the CANTV earnings was reduced in 2007 and eliminated in 2008.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 16 to the consolidated financial statements.

The Company also advises the Staff that it projects its 2009 effective tax rate attributable to Verizon to be in the range of 33% to 36%, excluding the impacts of the adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, (“SFAS No. 160”), integration and similar costs incurred in connection with the Alltel acquisition and the divestiture of access lines as described in Comment 3. As a global commercial enterprise, it is difficult to forecast the Company’s full-year effective tax rate with any further precision due to the numerous factors that could occur and impact the rate. Examples of these factors include possible changes in federal, state and foreign income tax laws or rates, developments with respect to open tax years and income tax audits requiring adjustments to unrecognized tax benefits, acquisitions and dispositions, and changes in operating results that would require increases or decreases to valuations allowances. It is estimated that SFAS No. 160 will lower the effective tax rate by approximately 12% to 14% in 2009 due to the large non-controlling interest in Verizon Wireless. The Company does not currently have projections of the costs to be incurred as a result of the Alltel acquisition and access line divestiture.

Consolidated Financial Condition

7. In your first full paragraph, you state that you use your net cash generated from operations to fund network expansion, etc. Please expand the last sentence that states that additional debt or equity financing may be needed to fund additional development activities or to maintain your capital structure to ensure our financial flexibility. Please be more specific and please quantify, using ranges if necessary, the amount of additional funding that may be required and the relevant time period. Please discuss the “readily” available external financing arrangements upon which you may have to rely. Please provide us with your proposed disclosures.

In response to the Staff comment, the Company included the following disclosure in the 2009 10-Q in the MD&A under the heading “Consolidated Financial Condition”:

We manage our capital structure to balance our cost of capital and the need for financial flexibility. The mix of debt and equity is intended to allow us to maintain ratings in the “A” category from the primary rating agencies.

Our available external financing arrangements include the issuance of commercial paper, credit available under credit facilities and other bank lines of credit, vendor financing arrangements, issuances of registered debt or equity securities and privately-placed capital market securities. We currently have a shelf registration available for the issuance of up to $4 billion of additional unsecured debt or equity securities. We also issue short-term debt through an active commercial paper program and have a $5.3 billion credit facility to support such commercial paper issuances. Over the previous twelve months we have raised capital from a variety of public and private sources in both domestic and international markets to fund the acquisition of Alltel, refinance Alltel debt, acquire wireless spectrum licenses by Verizon Wireless, and repay maturing debt, including commercial paper.

During February 2009, Verizon Wireless issued $4.25 billion of notes to reduce the balance outstanding under the credit facility that was entered into and utilized to complete the acquisition of Alltel and, during March 2009, we issued $2.75 billion of notes to repay maturing debt, including commercial paper, and for general corporate purposes.

We believe that based on current market conditions, we will continue to have the necessary access to capital markets.

The Company advises the Staff that it included disclosure relating to the impact of downgrades in its credit ratings on its costs of financing in Item 1A of its 2008 10-K in the risk factor entitled “Adverse changes in the credit markets could increase our borrowing costs and the availability of financing.”

8. Please quantify, using hypothetical interest rates the impact of increased interest rates. Also discuss the impact of your current and future credit ratings on your interest rates. Please provide us with your proposed disclosures.

In response to the Staff comment, the Company included the following disclosure in the 2009 10-Q in the MD&A under the heading “Market Risk”:

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of March 31, 2009, more than two-thirds in aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, of approximately $0.2 billion. The interest rates on our existing long-term debt obligations, with the exception of the $4.44 billion three-year term loan, are unaffected by changes to our credit ratings.

Other

9. Please expand to discuss in detail the readily available external financing arrangements that you believe are sufficient to meet ongoing operating and investing requirements. Please include in your discussion the impact of downgrades in your credit ratings here and in Cash Flows Provided By (Used In) Financing Activities. Please provide us with your proposed disclosures.

Please refer to the Company’s response to Comment 7.

Cash Flows Provided By (Used In) Financing Activities

10. Expand your discussion of the unused bank lines of credit at December 31, 2008 to state the amount of the three-year line of credit that expires in September 2009. Discuss the likelihood of renewal. Disclose the names of the parties with which you have these commitments, the amount of the commitments, and the expiration dates of the commitments. Please provide us with your proposed disclosures.

Please refer to the Company’s response to Comment 1.

11. Expand your discussion to disclose in detail the covenants in both the Three-Year Term Credit Facility and $12.5 billion Bridge Facility, including the 3.25:1 Leverage Ratio. Also disclose the actual calculations of the covenants. If there are debt covenants on other loans, please disclose those in detail as well. Please discuss in detail the default provisions for failure to maintain an investment grade credit rating including the definitions of investment grade credit rating.

In response to the Staff comment, the Company included the following disclosure in the 2009 10-Q in the MD&A under the heading “Consolidated Financial Condition – Cash Used in Financing Activities”:

Our credit agreements contain covenants that are typical for large, investment grade companies. These covenants include requirements to pay interest and principal in a timely fashion, to pay taxes, to maintain insurance with responsible and reputable insurance companies, to preserve our corporate existence, to keep appropriate books and records of financial transactions, to maintain our properties, to provide financial and other reports to our lenders, to limit pledging of assets and other similar covenants.

In addition, Cellco Partnership is required to maintain on the last day of any period of four fiscal quarters a leverage ratio of debt to earnings before interest, taxes, depreciation, amortization and other adjustments as defined in the related credit agreements, not in excess of 3.25 to 1.0 times for such period. At March 31, 2009, the leverage ratio was 1.7 to 1.0.

The Company advises the Staff that the definitions of terms used to calculate this leverage ratio may be found in the $17.0 billion 364-Day Credit Agreement filed as Exhibit 99 to the Current Report on Form 8-K by the Company dated December 19, 2008.

Market Risk

Interest Rate Risk

Alltel Interest Rate Swaps

12. Please tell us and discuss in detail how you intend to settle these contracts in the first half of 2009 given the current economic situation.

In response to the Staff comment, the Company included the following disclosure in the 2009 10-Q in the MD&A under the heading “Market Risk”:

As of May 1, 2009, we settled approximately $3.1 billion notional amount of these contracts and anticipate that the remaining contracts will be settled during the first half of 2009.

The Company advises the Staff that in April 2009, the Company and the swap counterparties began to negotiate settlement terms and the Company made settlement payments, using available cash generated from operations, in accordance with the terms of the swap agreements.

Critical Accounting Estimates and Recent Accounting Pronouncements

Critical Accounting Estimates

13. Please note that an accounting estimate is recognized as a “critical accounting estimate” if:

•	the accounting estimate requires you to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and,

•

different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of your financial condition, changes in financial condition or results of operations.

To inform investors of each critical accounting estimate and to place it the context of the company’s financial condition, changes in financial condition and results of operations, the following information is required:

•	A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

•

An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, and identification of the line items in the your financial statements affected by the accounting estimate;

•

A quantitative discussion of changes in line items in the financial statements and overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

•

A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

•	An identification of the segments of your business the accounting estimate affects; and,

•

A discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

Please revise your discussion.

In response to the Staff comment, the Company will include disclosure in the 2009 10-K and in applicable future filings consistent with that requested by the Staff. As an example, please refer to the Company’s response to Comment 14.

14. We note that wireless licenses accounted for more than 30.6% of total assets as of December 31, 2008. Please tell us and disclose when you performed your annual impairment test and concluded that wireless licenses were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of wireless licenses balance, we expect robust and comprehensive disclosure in your critical accounting estimates regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your wireless licenses. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review your wireless licenses for recoverability.

•

We note that you use the direct value approach to determine the fair value of your wireless licenses by estimating future cash flows. Qualitatively and quantitatively describe the significant estimates and assumptions used in this valuation model to determine the fair value of each unit of accounting in your impairment analysis. If you do not use the discounted cash flows approach, tell us why your approach is appropriate in determining fair value. If you utilize the discounted cash flow approach, you should disclose at a minimum:

1)	the discount rates for each unit of accounting and how those discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of any market risk premiums.

•

Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your units of accounting or allocations of wireless licenses by unit of accounting and the reasons for such changes.

•	Provide a table showing:

(1)	The carrying value and the fair value of each unit of accounting. Alternatively, if you do not disclose the fair value of each unit of accounting, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and
(2)	Using hypothetical percentage reductions in fair value, disclose the impairment amount that would have occurred had the hypothetical reductions in fair value existed at the time of your impairment testing.

•

In addition, if the fair value of any of your units of accounting does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

•	Identify your units of accounting and explain to us how they were determined under paragraph 17 of SFAS 142 and EITF 02-7.

Please provide us with your proposed disclosures. For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company advises the Staff that, as in previous years, the annual impairment test for its wireless licenses was performed as of December 15, 2008. In the financial statements included in the Company’s 2009 10-K and in applicable future filings, the Company will disclose the timing of its annual impairment test. Since the annual impairment test is performed in December, no subsequent interim impairment testing is performed in accordance with paragraph 8 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

In response to the Staff comment, the Company will revise the Critical Accounting Estimate with respect to goodwill and other intangible assets, net in the MD&A in the 2009 10-K and in applicable future filings. Set forth below is the proposed portion of the Critical Accounting Estimate related to intangible assets based on information available to the Company as of December 31, 2008:

Our principal intangible assets are wireless licenses which provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. The carrying value of our wireless licenses was approximately $62 billion as of December 31, 2008. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, our wireless licenses are treated as an indefinite life intangible asset under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”) and, therefore are not amortized but rather are tested for impairment at least annually.

We perform our annual impairment test as of December 15 of each year and aggregate our wireless licenses into one single unit of accounting in accordance with EITF Issue No. 02-7, Unit of Measure for Testing Indefinite-Lived Intangible Assets. We consider on a periodic basis whether events have changed which would require an updated impairment test. We aggregate our wireless licenses into one single unit of accounting for impairment testing purposes because we are a nationwide provider of wireless services and utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our impairment test consists of comparing the estimated fair value of our wireless licenses to their aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses is less than the aggregated carrying amount of the wireless licenses then an impairment charge is recognized. Our annual impairment tests for 2008, 2007 and 2006 did not result in any impairment.

We estimate the fair value of our wireless licenses using a direct income based valuation approach. This approach uses a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result, we are required to make significant estimates about future cash flows specifically associated with our wireless licenses, an appropriate discount rate based on the risk associated with those estimated cash flows and assumed terminal value growth rates. We consider current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof as well as other relevant factors in estimating future cash flows. The discount rate represents our estimate of the weighted average cost of capital (or expected return) that a marketplace participant would require as of the valuation date. We develop the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. Accordingly, our discount rate incorporates our estimate of the expected return a marketplace participant would require as of the valuation date, including the risk premium associated with the current and expected economic conditions as of the valuation date. The terminal value growth rate represents our estimate of the marketplace’s long term growth rate.

We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. We do not believe that reasonably likely adverse changes in our assumptions and estimates would result in an impairment charge as of our latest impairment testing date. However, if there is a substantial and sustained adverse decline in the operating profitability of the wireless service industry we could have impairment charges in future years. Any such impairment charge could be material to our results of operations and financial condition.

The Company also advises the Staff that a 10% decline in the overall fair value of the wireless licenses would not have resulted in an impairment.

15. Please disclose in detail the discount rates used for employee benefit plans and the methodology for developing the hypothetical double A yield curves, including the actual bonds used. Discuss the applicability of the bonds selected given the current status of your credit rating. Please provide us with the proposed disclosures.

In response to the Staff comment, the Company will include disclosure in the 2009 10-K and in applicable future filings consistent with that requested by the Staff. As an example, set forth below is the footnote to the table included in the Critical Accounting Estimate related to pension and postretirement benefit plans from the Company’s MD&A included in its 2008 10-K marked to reflect the Company’s proposed disclosure:

~~The discount rate assumptions at December 31, 2008 were determined from hypothetical double A yield curves represented by a series of annualized individual discount rates developed using actual~~ In determining the expense for both its pension and other postretirement expense, the Company used a 6.75% discount rate. The rate was selected to approximate the composite interest rates available on a selection of bonds available in the market at year-end. ~~From the yield curves a single equivalent discount rate is determined at which the future stream of benefit payments could be settled. Each~~ The bonds used ~~issue included~~ in developing the composite interest rate were U.S. dollar denominated, rated Aa3 ~~yield curves is required to have a rating of double A~~ or better by Moody’s Investor Services or AA- or better by Standard & Poor’s. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, ~~a nationally recognized rating agency and be~~ were non-callable and available in sufficient quantities to ensure marketability (~~with~~ at least $150 million par value outstanding).

16. Please discuss in detail the methodologies for arriving at fair value that were disclosed in Note 12. Discuss why you use alternative matrix pricing for debt securities, some of which are actively traded. Discuss how your alternative matrix pricing varies from the quoted market prices. Please provide us with your proposed disclosures.

The Company advises the Staff that the Level 3 assets referenced in Note 12 to the Company’s financial statements for the year ended December 31, 2008 represent Alltel Corporation bonds. The value included in the footnote disclosure as of December 31, 2008 represents the estimated fair value of the bonds. On January 8, 2009, the Company acquired all of the outstanding shares of Alltel

Corporation and, as a result, the bonds are no longer outstanding. As of March 31, 2009, there are only $1.8 billion in assets and $0.6 billion in liabilities that the Company measures at fair value. The Company does not believe that different estimates it could use to measure fair value would have a material impact on the presentation of its financial condition, change in financial condition or results of operations as of March 31, 2009. As a result, the Company does not believe that its methodologies for arriving at fair value constitute a Critical Accounting Estimate at this time.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Goodwill

17. We note that you have determined that your reporting units for purpose of testing impairments are your operating segments because that is the lowest level at which discrete, reliable financial and cash flow information is available. Furthermore, we note that you have only two operating segments. Please note that paragraph 30 of SFAS 142 states that an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. Tell us why you believe that you do not have reliable financial and cash flow information at lower levels. Tell us how you prepare your regulatory reports and the state and other levels. Tell us the source(s) of the data that you have disclosed regarding the various components of your businesses.

In accordance with paragraphs 10 through 15 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, (“SFAS No. 131”), the Company believes that its operating segments comprise single components as described in paragraph 30 of SFAS No. 142 based on their use of common networks and support facilities.

The Company advises the Staff that it has operating activities organized around classes of customers or geographical locations and collects reliable revenue information and direct cost information for each of these. In the case of its wireline segment, this includes services provided to individual customers (mass markets), business customers (enterprise) and other communications companies (wholesale). In the case of its wireless segment, this includes services provided through a number of regional operations. In both cases, however, profitability information is not available at either the customer or regional level or at any other level below the operating segment due to the use of common wireline and wireless networks and central support facilities as the basis of all services. These support services include engineering and technology, network operations, information technology and data center operations. These services comprise a material portion of the operation segments’ cost structures. In cases that involve profitability measures, regulatory, tax and other required reports are prepared based on cost allocations prescribed by the regulatory or other agency requesting the information. However, the Company does not use these prescribed measures as a basis for internal decision making and does not think they are appropriate for purposes of external reporting under generally accepted accounting principles.

Intangible Assets Not Subject to Amortization

18. Tell us your rationale under the accounting literature for capitalizing interest expense incurred while qualifying wireless licenses are developed. Tell us in detail about the processes that are performed to develop licenses, and show us how you have capitalized.

The Company capitalizes interest expense incurred on its wireless licenses during their development in accordance with Statement of Financial Accounting Standards No. 34, Capitalization of Interest Cost, (“SFAS No. 34”). The Company believes that its wireless licenses meet the definition of “qualifying assets” as defined in paragraph 9 (a) of SFAS No. 34 because the wireless licenses meet the definition of an “asset” and the wireless licenses require development before they are ready for their intended use.

Wireless licenses provide the Company’s operations with the exclusive right to utilize designated radio frequency spectrum (“wireless spectrum”) to provide cellular communication services. There are a number of activities that occur in readying wireless spectrum for commercial use. These activities can occur sequentially or, for some activities, simultaneously depending on the circumstances. In many cases, there are existing users of the wireless spectrum who need to be cleared and, in some cases, relocated to other spectrum prior to the Company’s use of the spectrum. Once the spectrum is cleared, feasibility and engineering studies are performed to select the nature and extent of technology to be deployed and vendor selection and field trials are conducted. After these activities are satisfactorily completed, equipment acquisition and deployment activities are undertaken and, once complete, final testing and commercial launch are possible. Depending on the nature and extent of the spectrum in question, the process can take from several months to several years. The Company believes these activities are consistent with paragraph 17 of SFAS No. 34.

The Company capitalizes interest in accordance with paragraph 13 of SFAS No. 34 by applying an average interest rate, as determined based on borrowings outstanding during the capitalization period, to the average amount of wireless licenses in development. The capitalization period ends when the wireless licenses are ready for their commercial launch of service (which is their intended use).

Note 4. Wireless Licenses, Goodwill and Other Intangible Assets

Other Intangible Assets

19. Tell us in detail about the intellectual property to which you now have a non-exclusive license. Tell us and disclose amount of the annual fee that you will pay the LLC for non-exclusive rights to certain intellectual property.

The Company is providing a supplemental response to the Staff’s question under cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. §200.83.

Note 17. Segment Information

20. We note that you only have two reportable segments. Please tell us your consideration of the guidance in paragraphs 10 through 15 for SFAS 131. Furnish us with the reports provided to your chief operating decision maker (CODM).

Please refer to the Company’s response to Comment 17.

In addition, the Company is providing a supplemental response to the Staff related to reports provided to our chief operating decision makers under cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. §200.83.

21. Please provide the disclosure required by paragraphs 37 and 39 of SFAS 131.

The disclosures required by paragraph 37 and paragraph 39 of SFAS No. 131 are included in Note 9 to the financial statements included in the 2009 10-Q.

22. Please disclose the amount of goodwill for each segment. We note your disclosure in your critical accounting estimates.

The amount of goodwill for each of the Company’s segments is disclosed in Note 3 to the financial statements included in the 2009 10-Q.

*        *        *        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish Senior Vice President & Controller

cc:	John F. Killian
Doreen A. Toben